

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

March 24, 2017

Dr. Ali Tehrani
President and Chief Executive
Zymeworks Inc.
Suite 540—1385 West 8th Avenue
Vancouver, BC V6H 3V9
Canada

> **Re: Zymeworks Inc.**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted March 20, 2017**
> **CIK No. 0001403752**

Dear Dr. Tehrani:

We have reviewed your amended draft registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover Page

1.   We note that you have added disclosure regarding a shareholder rights plan that will be effective at closing. Please update your fee table to include the rights that will be attached to your common shares and ensure that your legal opinion covers the rights. For guidance, please refer to Securities Act Forms C&DI 116.16 and Part II.B.1.g. of Staff Legal Bulletin No. 19.

You may contact Ibolya Ignat at 202-551-3636 or Jim B. Rosenberg, Senior Assistant Chief Accountant, at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Riccardo Leofanti
    Skadden, Arps, Slate, Meagher & Flom LLP